Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

IN U.S. DOLLARS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2017	June 30, 2018
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$25,877	$29,398
Trade receivables (net of allowance for doubtful accounts of $ 7,883 and $ 5,721 at December 31, 2017 and June 30, 2018 (unaudited), respectively)		113,719	118,545
Other accounts receivable and prepaid expenses		17,052	10,512
Inventories	3	54,164	46,040

Total current assets		210,812	204,495

NON-CURRENT ASSETS:
Long-term bank deposits		996	996
Deferred taxes, net		988	529
Severance pay and pension fund		5,459	5,115
Other accounts receivable		3,269	3,212

PROPERTY AND EQUIPMENT, NET		29,870	30,055

INTANGIBLE ASSETS, NET		2,199	2,810

Total non-current assets		42,781	42,717

Total assets		$253,593	$247,212

The accompanying notes are an integral part of the condensed consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2017	June 30, 2018
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$75,476	$63,614
Deferred revenues		5,193	6,357
Other accounts payable and accrued expenses		24,781	25,390

Total current liabilities		105,450	95,361

LONG-TERM LIABILITIES:
Deferred tax liability		141	92
Accrued severance pay and pension		10,085	9,555
Other long-term payables		4,019	3,730

Total long-term liabilities		14,245	13,377

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' EQUITY:	7

Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2017 and June 30, 2018 (unaudited); Issued: 81,526,715 and 81,851,915 shares at December 31, 2017 and June 30, 2018 (unaudited), respectively; Outstanding: 78,045,192 and 78,370,392 shares at December 31, 2017 and June 30, 2018 (unaudited), respectively.		214	214
Additional paid-in capital		410,817	412,223
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2017 and June 30, 2018 (unaudited).		(20,091)	(20,091)
Accumulated other comprehensive loss		(7,171)	(9,367)
Accumulated deficits		(249,871)	(244,505)

Total shareholders' equity		133,898	138,474

Total liabilities and shareholders' equity		$253,593	$247,212

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2017	2018
	Unaudited

Revenues	$169,355	$171,603
Cost of revenues	117,848	115,250

Gross profit	51,507	56,353

Operating expenses:
Research and development, net	12,235	14,035
Selling and marketing	19,776	20,931
General and administrative	9,570	9,649

Total operating expenses	41,581	44,615

Operating income	9,926	11,738

Financial expenses, net	3,079	4,680

Income before taxes	6,847	7,058

Taxes on income	1,993	1,762

Net income	$4,854	$5,296

Basic net income per share	$0.06	$0.07
Diluted net income per share	$0.06	$0.07

Weighted average number of shares used in computing basic net income per share	77,845,690	78,155,810

Weighted average number of shares used in computing diluted net income per share	80,359,375	80,457,636

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2017	2018
	Unaudited

Net income	$4,854	$5,296
Other comprehensive income:

Change in foreign currency translation adjustment	150	(1,018)

Cash flow hedges:
Change in net unrealized gains	1,524	(1,440)
Amounts reclassified from AOCI	156	262

Net change	1,680	(1,178)

Other comprehensive income (loss), net	1,830	(2,196)

Total of comprehensive income	$6,684	$3,100

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2017	77,768,929	214	$409,320	$(20,091)	$(7,848)	$(265,431)	$116,164

Exercise of options and RSU's	276,263	-	294	-	-	-	294
Share-based compensation expense	-	-	1,203	-	-	-	1,203
Other comprehensive income, net	-	-	-	-	677	-	677
Net income	-	-	-	-	-	15,560	15,560

Balance as of December 31, 2017	78,045,192	214	410,817	(20,091)	(7,171)	(249,871)	133,898

Exercise of options and RSU's	325,200	*) -	374	-	-	-	374
Share-based compensation expense	-	-	1,032	-	-	-	1,032
Other comprehensive loss, net	-	-	-	-	(2,196)	-	(2,196)
Cumulative effect of accounting change	-	-	-	-	-	70	70
Net income	-	-	-	-	-	5,296	5,296

Balance as of June 30, 2018 (Unaudited)	78,370,392	214	$412,223	$(20,091)	$(9,367)	$(244,505)	$138,474

*)          Represent an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2018
	Unaudited
Cash flow from operating activities:

Net income	$4,854	$5,296
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	4,574	3,501
Stock-based compensation expense	619	1,032
Increase in trade and other receivables, net	(9,288)	(109)
Decrease (increase) in inventory, net of write off	(10,555)	7,049
Decrease in deferred tax asset, net	140	410
Increase (decrease) in trade payables and accrued liabilities	18,775	(10,237)
Increase in deferred revenues	1,018	1,796
Other adjustments	(88)	(186)

Net cash provided by operating activities	10,049	8,552

Cash flow from investing activities:

Purchase of property and equipment	(3,505)	(3,957)
Purchase of intangible assets, net	-	(1,336)

Net cash used in investing activities	(3,505)	(5,293)

Cash flow from financing activities:

Proceeds from share options exercise	189	374
Repayment of bank loans	(9,000)	-

Net cash used in (provided by) financing activities	(8,811)	374

Effect of exchange rate changes on cash	16	(112)
Increase (decrease) in cash and cash equivalents	(2,251)	3,521
Cash and cash equivalents at the beginning of the period	36,338	25,877

Cash and cash equivalents at the end of the period	$34,087	$29,398

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist.  It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base band digital units stations and remote radio heads.

b.
The Company's solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. The Company's systems also serve evolving network architectures including all-IP long haul networks.

c.	The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

d.	The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

e.
Subsequent to balance sheet date, the Company signed commercial agreements with Orocom, a new operator in Peru, to provide broadband connectivity in rural regions. The Peruvian Government (“Fitel”) chose Orocom for the deployment of transport and broadband access networks in three of six regions in Peru. Orocom is owned by a consortium of companies, comprising telecommunications license holders as well as companies with expertise in fiber-based technologies.

In anticipation of signing the commercial agreements mentioned above and after signing an operating agreement with Orocom and its shareholders, the Company provided, in the second quarter of 2018, bank guarantees amounting to $29.1 million, on behalf of Orocom to Fitel, to secure the return of a down payment to be received by Orocom, or part of it, in case Orocom fails to meet the down payment related obligations. These bank guarantees came into effect subsequent to the balance sheet date, when a down payment of $29.1 million was received by Orocom. Orocom’s down payment related obligations include primarily meeting specifications and timelines as defined in the agreement between Orocom and Fitel, unless justified or otherwise agreed between these parties; using the funds provided by Fitel properly for the purpose of the project; and maintaining certain composition of shareholders in Orocom for at least three years. The Company’s bank guarantees may be gradually reduced as the network build-out process progresses. Should Orocom meet its down payment related obligations towards Fitel, the bank guarantees are expected to be returned to the Company by the end of 2019.

Provisions of the operating agreement mentioned above grant the Company certain protective rights in Orocom during the network build-out phase and until the bank guarantees are returned to the Company, as well as recovery rights against Orocom and its shareholders. These protective rights include, among others, two seats in Orocom’s board of directors that comprise half of the board seats; a requirement for receipt of consent by all board members to various decisions, including but not limited to, for the approval of any commitment exceeding one hundred thousand dollars; and full access to Orocom’s books and records and any other data, including audit rights.

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-

a.         Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2018, the consolidated statements of operations, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2017 and 2018, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2018, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2018, as well as its results of operations and cash flows for the six months ended June 30, 2017 and 2018. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

b.         Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 27, 2018.

Other than the change described below, there have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 that have had a material impact on the unaudited interim consolidated financial statements and related notes.

d.	Revenue Recognition

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer tangible products, network roll-out, professional services and customer support, each of which are distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to rebates and adjustments to determine the net consideration to which the Company expects to receive. As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. The Company allocates the transaction price to each distinct performance obligation based on their relative standalone selling price. Revenue from tangible products is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied). The revenues from customer support is recognized ratably over the contract period and the costs associated with these contracts are recognized as incurred. Revenues from network roll-out and professional services are recognized when the Company's performance obligation is satisfied, usually upon customer acceptance.

Most of the Company’s distributors are entitled to a right of return related to stock rotation and rebates. Distributors have the right to return a certain amount of product in exchange for new products, and/or the right for rebates, according to the agreed specification in the contracts.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.          Impact of recently issued Accounting Standards:

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". In July 2018, the FASB also issued ASU 2018-11, Targeted Improvements to Topic 842, which provides an alternative transition method at the transition date, allowing entities to recognize a cumulative effect adjustment to the opening balance of retained earnings upon adoption.

The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its condensed consolidated financial statements and footnote disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance with the intent of reducing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted ASU 2016-15 during 2018. The adoption of this new guidance had no impact on the Company’s condensed consolidated balance sheets, statements of income and cash flows.

In July 2018, the FASB issued ASU 2018-07, ”Compensation - Stock Compensation (Topic 718) - Improvements to Non-employee Share-based Payment Accounting." ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its condensed consolidated financial statements and footnote disclosures.

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard replaced the revenue recognition guidance in U.S. GAAP under Topic 605 and was required to be applied retrospectively to each prior period presented, or applied using a modified retrospective method with the cumulative effect recognized in the beginning retained earnings during the period of initial application. Subsequently, the FASB issued several additional ASUs related to ASU No. 2014-09, collectively they are referred to as the “new revenue standards”, which became effective for the Company beginning January 1, 2018. The Company adopted the standard using the modified retrospective method. See Note 8 for details about the impact from adopting the new revenue standard and other required disclosures.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	INVENTORIES

	December 31,	June 30,
	2017	2018

Raw materials	$12,011	$10,268
Work in progress	576	730
Finished products	41,577	35,042

	$54,164	$46,040

During the six-month ended June 30, 2017 and 2018 the Company recorded inventory write-offs for excess inventory and slow moving inventory in a total amount of $ 2,912 and $ 1,106, respectively that have been included in cost of revenues.

NOTE 4:-	FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table present liabilities measured at fair value on a recurring basis as of June 30, 2018 :

	June 30, 2018
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(919)	$(919)

Total liabilities	$(919)	$(919)

The following table present liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Year ended December 31, 2017
	Fair value measurements using input type
	Level 2	Total

Derivatives instruments	$(7)	$(7)

Total liabilities	$(7)	$(7)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	DERIVATIVE INSTRUMENTS

As of December 31, 2017, the Company had outstanding forward exchange contracts designated as a cash flow hedge for the acquisition of NIS 38,077 in consideration for $ 10,743 maturing in a period of up to one year.  As of June 30, 2018, the Company had outstanding forward exchange contracts designated as a cash flow hedge for the acquisition of NIS 78,348 in consideration for $ 22,518 maturing in a period of up to one year.

The Company also enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to one month (the "Fair Value Hedging Program"). The purpose of the Company's Fair Value Hedging Program is to protect the fair value of the monetary assets from foreign exchange rates fluctuations. Gains and losses from derivatives related to the Fair Value Hedging Program are not designated as hedging instruments.

	Loss recognized in Statements of Comprehensive income		Gain (loss) recognized in consolidated statements of operations
	Six months ended June 30, 2018	Statement of	Six months ended June 30,
		Operations item	2017	2018

Derivatives designated as hedging instruments:
forward contract	$(875)	Operating expenses	$(156)	$(262)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	-	Financial expenses	(1,374)	1,076

Total	$(875)		$(1,530)	$814

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

		December 31,	June 30,
	Balance sheet	2017	2018

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	"Other account receivables and prepaid expenses"	$303	$-
	"Other account payables and accrued expenses"	$-	$(875)
	"Other comprehensive income (loss)"	$303	$(875)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	"Other receivables and prepaid expenses"	$148	$216
	"Other account payables and accrued expenses"	$(457)	$(260)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at June 30, 2018, were as follows:

Year ended December 31,

2018	$2,751
2019	4,850
2020	1,206
2021	376
2022 and thereafter	244
$9,427

Expenses for lease of facilities for the six months ended June 30, 2018 and 2017 were approximately $ 2,396 and $ 2,189 respectively.

Expenses for the lease of motor vehicles for the six months ended June 30, 2018 and 2017 were approximately $ 397 and $ 389, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.
During the six months ended June 30, 2017 and 2018, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2017 and 2018 in the amount of $ 937 and $ 626, respectively.

c.          Charges and guarantees:

As of June 30, 2017, and 2018, the Company provided bank guarantees in an aggregate amount of $ 34,988 and $ 79,923, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers (including a guarantee in the amount of $29,089 related to a project in Latin America, see note 1e).

In addition, the Company has a collateral deposit in the amount of $ 996 for outstanding letters of credit.

d.          Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000,000, as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, and on October 22, 2015 the plaintiff filed a request for discovery of specific documents. The Company filed its response to the plaintiffs' request for discovery on January 25, 2016 and the plaintiffs submitted their response on February 24, 2016. On June 8, 2016, the District Court partially accepted the plaintiff's request for discovery and ordered the Company to disclose some of the requested documents. The Company's request to appeal this decision was denied by the Supreme Court on October 25, 2016, and the Company disclosed the required documents to the plaintiff.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the court set dates for response to the Company’s above mentioned requests as well as dates for evidence hearings.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the Plaintiff filed a request to summon two of the Company's officers (Company's chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti) to the upcoming evidence hearing. The Company filed its response on October 26, 2017; and the Plaintiff filed its reply to Company's response.

The first evidence hearing took place on November 2, 2017, as scheduled. During the hearing the Company agreed to consider summoning to the second evidence hearing one of the abovementioned requested Company's officers, and on October 8, 2017 the Company filed a notice to the court that it agrees that Company's Chief Executive Officer will be summoned to the next evidence hearing. The second and final evidence hearing took place on January 8, 2018.

Summaries were filed by the Plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The Plaintiff filed their reply summaries on September 5, 2018.

The initial procedure (i.e. until the District Court decides whether to approve the motion or to deny it) has been conducted for over three and a half years now and the Company is unable to estimate when the District Court will issue a decision. The Company believes that the District Court should deny the motion. However, there is no assurance that the Company's position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations. The Company believes it has strong defense arguments and in light of recent legal rulings regarding dual listed companies, and after the evidence hearings were conducted and summaries were submitted, the Company believes it is more likely than not, that the District Court will reject the motion for class action. Therefore, the Company did not record a provision as of June 30, 2018.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Stock Options, Restricted Stock Units

In 2003, the Company adopted a share option plan (the "Plan"). Under the Plan, options and RSU’s may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years. The options expire between six to ten years from the date of grant. In December 2012, the Company extended the term of the Plan for an additional period of ten years.

Upon adoption of the Plan, the Company reserved for issuance 8,639,000 ordinary shares in accordance with the respective terms thereof. Any options or RSU’s, which are canceled or forfeited before the expiration date, become available for future grants. On June 14, 2018, the Company`s board of directors decided to reserve an additional amount of 1,600,000 ordinary shares under the plan. As of June 30, 2018, the Company has 1,845,955 Ordinary shares available for future grant under the Plan.

On September 6, 2010, the Company's board of directors amended the Plan so as to enable to grant Restricted share Units ("RSUs") pursuant to such Plan.

The following table summarizes the activities for the Company’s stock options and RSU’s for the six months ended June 30, 2018:

	Six months ended June 30, 2018
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,939,978	$3.61	3.75	$2,839
Granted	432,401	$3.00
Exercised	(314,384)	$1.75
Forfeited or expired	(250,505)	$6.52

Outstanding at end of the period	7,807,490	$3.56	3.43	$10,386

Options exercisable at end of the year	5,025,948	$4.48	2.86	$5,940

Vested and expected to vest	7,402,176	$3.67	3.36	$9,778

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-        SHAREHOLDERS' EQUITY (Cont.)

	Number of RSUs	Aggregate intrinsic value

Outstanding at beginning of year	327,093	$648
Granted	-
Vested	(10,816)
Forfeited	(13,150)

Outstanding at end of period	303,127	$1,082

Vested and expected to vest	220,420	$787

During the six months ended June 30, 2018, the Company's Board of Directors granted 432,401 options to employees and directors to purchase 432,401 ordinary shares of the Company. The exercise prices for the options are from $ 1.95 to $ 3.14 per share, with vesting to occur in up to 4 years.

During the six months ended June 30, 2017 and 2018 the Company recorded share based compensation in total amount of $ 619 and $ 1,032, respectively.

During the year ended December 31, 2017, 237,410 options were exercised at a weighted average exercise price of $ 1.19. In addition, 37,269 RSU’s were vested during the year.

During the six months ended June 30, 2018, 314,384 options were exercised at a weighted average exercise price of $ 1.75. In addition, 10,816 RSU’s were vested during the period.

As of June 30, 2018, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 1,462, which is expected to be recognized over a weighted average period of approximately one year.

NOTE 8:-        REVENUES

On January 1, 2018, the Company adopted ASC Topic 606-10 using the modified retrospective method and applied the standard to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606-10, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605.

The Company recognized the cumulative effect of initially adopting Topic 606-10 as an adjustment to the opening balance of retained earnings as of January 1, 2018. The most significant impact of the Standard on the Company's condensed financial statements, relates to completion of its performance obligations in accordance with variable considerations, which primarily contributed to the adjustment to the opening balance of retained earnings as well as the impact of adoption disclosed in the tables below.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-        REVENUES (Cont.)

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606-10 were as follows:

	December 31, 2017	Adjustments	January 1, 2018
Trade receivables	$113,719	$117	$113,836
Trade payables	$75,476	$47	$75,523
Accumulated deficits	$(249,871)	$70	$(249,801)

In accordance with Topic 606-10, the disclosure of the impact of adoption on the consolidated balance sheet as of June 30, 2018 was as follows:

	As Reported	Impact of Adoption	Amounts under Topic 605
Condensed Consolidated Balance Sheet
Trade receivables	$118,545	$(260)	$118,285
Trade payables	$63,614	$(10)	$63,604
Deferred revenues	$6,357	$18	$6,375
Accumulated deficits	$(244,505)	$(268)	$(244,773)

The following table summarizes the impacts of adopting Topic 606-10 on our consolidated condensed statements of income during the six months ended June 30, 2018:

	As Reported	Impact of Adoption	Amounts under Topic 605
Condensed Consolidated Statements of Income
Revenue	$171,603	$(278)	$171,325
Cost of Sales	$115,250	$(10)	$115,240
Gross margin	$56,353	$(268)	$56,085

The Company records contract liabilities as deferred revenues, when it receives payments from customers before performance obligations have been performed and satisfied. The Company recognizes deferred revenues as revenues in the income statement once performance obligations have been performed and satisfied. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

Because the performance obligations are part of a contracts that have an original expected duration of one year or less, all performance obligations in the Company’s contracts with customers, other than post-contract customer support, the Company has elected to apply the optional exemption and is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-        REVENUES (Cont.)

The following table presents the significant changes in the deferred revenue balance during the six months ended June 30, 2018:

Six months ended June 30, 2018

Balance, beginning of the period	$5,193
New performance obligations	8,934
Reclassification to revenue as a result of satisfying performance obligations	(7,770)

Balance, end of the period	$6,357

NOTE 9:-        GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2017 and 2018, allocated to the geographic areas in which it was generated:

	Six months ended June 30,
	2017	2018

North America	$17,782	$17,373
Europe	18,189	19,553
Africa	7,494	5,560
Asia-Pacific and Middle East	24,940	23,233
India	77,210	80,281
Latin America	23,740	25,603

	$169,355	$171,603

Revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2017 and June 30, 2018:

	December 31	June 30,
	2017	2018

Israel	$25,419	$25,060
Others	4,451	4,995

	$29,870	$30,055